Filed by Spirit Realty Capital, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Realty Capital, Inc.

Commission File No.: 001-36004

Date: October 30, 2023

The following are Employee FAQs distributed on October 30, 2023 to employees of Spirit Realty Capital, Inc. in connection with Realty Income Corporation’s proposed merger with Spirit Realty Capital, Inc.

2023 FREQUENTLY ASKED QUESTIONS Merger with Realty Income

FREQUENTLY ASKED QUESTIONS What are you Spirit has entered into a definitive merger agreement by which it will be acquired by Realty announcing? Income Corporation (“Realty Income”). As a result of the merger, each share of Spirit common stock will be converted into 0.762 of a newly issued share of Realty Income common stock, with cash in lieu of fractional shares. The closing of the merger is subject to the satisfaction or waiver of customary conditions. Why are you doing Spirit has realized numerous accomplishments in the past few years, including improved tenant this transaction, and quality and asset diversification, advanced analytical tools and processes and an excellent why is now the right balance sheet with well-laddered maturities and below-market fixed debt costs. However, the time to sell Spirit? combined company will be better positioned to succeed in the current environment and will provide a more competitive cost of capital, an A-rated balance sheet, broader tenant diversification and the ability to leverage economies of scale. How long have you Some of that information will be disclosed in SEC filings at a later time. known about this? Right now, we are focused on completing this transaction, integrating the businesses and delivering for our employees, clients and shareholders. Will I still have a Currently, everything is proceeding as usual until the merger is finalized, and our aim is to job? complete this process in the first quarter of 2024. We will keep you updated on any employment decisions as we gather more information leading up to the merger’s completion. Will there be a If you remain with Spirit through the closing of the merger, but you experience termination severance package without cause within 12 months of the merger closing, you will be eligible to receive a severance if I lose my job? package equivalent to 6 months of your base salary, contingent upon your agreement to release any claims. 2

FREQUENTLY ASKED QUESTIONS, CONTINUED Will my benefits Until the merger is closed, you will remain on Spirit’s benefit plans. change? Will I be eligible for Yes, terminated employees will be eligible for COBRA insurance coverage which will be COBRA insurance administered either through Spirit’s benefit plan or Realty Income’s benefit plan. coverage if I am terminated? What happens to my Existing restricted stock awards will fully vest upon the closing for all employees who remain existing equity employed with Spirit through the closing of the merger. grants? Will I be eligible to Yes. Generally, all employees will be eligible to receive a 2024 equity grant, which is anticipated receive a 2024 to be granted in January 2024 before the closing and which will fully vest for all employees who equity grant? remain with Spirit through the closing of the merger. Will I be eligible to Yes. We will determine 2023 cash bonuses between now and the closing of the merger. The receive a 2023 cash payment date for the cash bonuses has yet to be determined but we will keep you updated as to bonus? the anticipated timing. What happens to my For now, it remains business as usual until the close of the transaction, which we are targeting 401(k)? to occur during the first quarter of 2024. Depending upon your circumstances, your 401(k) may be (i) rolled into Realty Income’s 401(k) plan; (ii) eligible to be transferred to another employer; or (iii) eligible to be transferred into an IRA or similar retirement plan. Spirit’s 401(k) contributions will continue between signing and closing. 3

FREQUENTLY ASKED QUESTIONS, CONTINUED Will I be paid my At this time, it is not anticipated that employees terminated in connection with the merger will be unused PTO in paid for unused PTO. connection with the merger? Will my If you accept an offer as an employee of Realty Income, your title, responsibilities, compensation compensation and benefits will be discussed through the interview process, and an offer will be made to you change? that you can negotiate between you and Realty Income. For those employees that accept offers with Realty Income, at a minimum, for at least one year post-closing, Realty Income is has agreed to maintain the base salary of Spirit employees at pre-closing levels and provide health and welfare benefits substantially comparable in the aggregate to either those provided to similarly situated Realty Income employees or those provided by Spirit pre-closing. Will I have to It is unclear at this point if continued employment with Realty Income would require relocation. relocate if I still have We will keep you updated as we learn more prior to the closing of the merger. a job? Will the Dallas office It is very early in the integration process. This, along with many other decisions, will need to be stay open? discussed and made between now and closing. We will keep you updated as we learn more prior to the closing of the merger. Will my title or job If you accept an offer as an employee of Realty Income, there will be an meet and greet process, responsibilities where both parties can get to know each other before an interview may take place. Ultimately, change? your title and responsibilities will be discussed and negotiated between you and Realty Income. 4

FREQUENTLY ASKED QUESTIONS, CONTINUED How does the We do not anticipate that the merger will impact any Spirit approved Leave of Absence. More merger affect my details will be shared as the merger date gets closer. approved Leave of Absence? Why weren’t we told Due to the material, non-public nature of this transaction, we were unable to inform employees about the deal about the merger until today. before now? When will the It is currently anticipated that the merger will close in the first quarter of 2024, however closing merger close? is subject to the satisfaction or waiver of customary conditions and the timing of closing could change depending on a variety of factors. How are tenants and We will be communicating relevant information about the merger to tenants, brokers and other other third parties third parties over the coming days. Your ELT representative will provide further guidance on being notified about these communication plans. the merger? What do I say to Until the transaction closes, Realty Income and Spirit Realty will continue to operate as separate tenants or brokers and distinct companies. While this transaction is not expected to impact our existing lease who call with agreements, additional information regarding billing, contact information, and other operational questions about the details will be forthcoming as we approach the closing of the merger. Post-merger, Realty merger? Income’s existing management team is expected to lead the combined company. We expect a smooth integration with no interruption to day-to-day operations. 5

FREQUENTLY ASKED QUESTIONS, CONTINUED How can I learn Realty Income is the world’s largest net lease company and is publicly traded. You can find more more about Realty information about them on their website at https://www.realtyincome.com/, on their investor Income and how relations page and in their public filings. they do business? When will we meet Realty Income’s CEO, CPO, and future CFO, current SVP, Head of Corporate Finance will be here the leadership of Wednesday November 1st. More details on the day will be forthcoming. We expect certain Realty Income? employees of Realty Income will be interfacing with our employees over the coming weeks and months so you will have an opportunity to meet with Realty Income leadership. Your ELT representative will provide more information going forward. Does my job change Many employees will be asked to assist with the closing and integration planning related to the between now and merger. In addition, employees will need to continue with their day-to-day responsibilities, the closing of the modified where applicable, and potentially other responsibilities required by your manager. merger? How long will the The preparation for integration will begin immediately. The merger is expected to close in the integration take? first quarter of 2024, though it is unclear how long it will take to fully integrate. Who should I You should contact your ELT representative with any questions. contact if we have questions? 6

FREQUENTLY ASKED QUESTIONS, CONTINUED What should I do if All media inquiries should be referred to our CFO, Mike Hughes. someone from the media calls to ask about the merger? 7

FORWARD LOOKING STATEMENTS This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements can be identified by the use of words and phrases such as “preliminary,” “expect,” “plan,” “will,” “estimate,” “project,” “intend,” “believe,” “guidance,” “approximately,” “anticipate,” “may,” “should,” “seek,” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate to historical matters but are meant to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management. These forward-looking statements are subject to known and unknown risks and uncertainties that you should not rely on as predictions of future events. Forward-looking statements depend on assumptions, data and/or methods which may be incorrect or imprecise, and Spirit Realty Capital, Inc. (“Spirit”) may not be able to realize them. Spirit does not guarantee that the events described will happen as described (or that they will happen at all). The following risks and uncertainties, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: risks that the transaction disrupts current plans and operations; the outcome of any legal proceedings related to the transaction; the ability of the Spirit and Realty Income Corporation (“Realty Income”) to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Spirit to operate its businesses and attract, retain and hire key personnel and to maintain favorable business, tenant, employee and third-party relationships; industry and economic conditions; volatility and uncertainty in the financial markets, including potential fluctuations in the Consumer Price Index; Spirit’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate, integrate and manage diversified acquisitions or investments; the financial performance of Spirit’s retail tenants and the demand for retail space; Spirit’s ability to diversify its tenant base; the nature and extent of future competition; increases in Spirit’s costs of borrowing as a result of changes in interest rates and other factors; Spirit’s ability to access debt and equity capital markets; Spirit’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; Spirit’s ability and willingness to renew its leases upon expiration and to reposition its properties on the same or better terms upon expiration in the event such properties are not renewed by tenants or Spirit exercises its rights to replace existing tenants upon default; the impact of any financial, accounting, legal or regulatory issues or litigation that may affect Spirit or its major tenants; Spirit’s ability to manage its expanded operations; Spirit’s ability and willingness to maintain its qualification as a REIT under the Internal Revenue Code of 1986, as amended; the impact on Spirit’s business and those of its tenants from epidemics, pandemics or other outbreaks of illness, disease or virus; and other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments and potential damages from natural disasters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Spirit’s and Realty Income’s respective periodic reports and other filings with the SEC, including the risk factors identified in Spirit’s and Realty Income’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Spirit nor Realty Income undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. 8

ADDITIONAL INFORMATION No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, Realty Income will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Spirit that also constitutes a prospectus of Realty Income. Each of Spirit and Realty Income may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Spirit or Realty Income may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Spirit. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Spirit, Realty Income and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Spirit will be available free of charge on Spirit’s website at investors.spiritrealty.com or by contacting Spirit’s Investor Relations department by mail at Investor Relations, 2727 North Harwood Street, Suite 300, Dallas, TX. Copies of the documents filed with the SEC by Realty Income will be available free of charge on Realty Income’s website at www.realtyincome.com/investors or by contacting Realty Income’s Investor Relations department at 858-284-5000. Participants in the Solicitation Realty Income, Spirit and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and Realty Income’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Information about the directors and executive officers of Spirit, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Spirit’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2023, and Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Spirit or Realty Income using the sources indicated above. 9